MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2022 PREPARED AS OF SEPTEMBER 27, 2022

NOTICE TO READER

The Management's Discussion and Analysis ("MD&A") report for Micromem Technologies Inc. for the three months ending July 31, 2022, as attached, is dated as of September 27, 2022, consistent with the date of the Independent Registered Public Accounting Firm report and with the original 52-109 CEO and CFO certification filings related thereto.

/s/ Dan Amadori	/s/ Joseph Fuda
Dan Amadori, CFO	Joseph Fuda, CEO
September 27, 2022	September 27, 2022

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2022 PREPARED AS OF SEPTEMBER 27, 2022

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the three months ending July 31, 2022, of Micromem Technologies Inc. (the "Company", "Micromem", or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal years ending October 31, 2021, and 2020 which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company's shares are traded on the OTCQB under the symbol MMTIF and on the Canadian Securities Exchange ("CSE") under the symbol MRM. Micromem has  several  wholly-owned  subsidiaries including Micromem Applied  Sensor Technologies Inc ("MAST").  MAST was  active  until August 2018  and  has  been inactive  since  then. All of the Company's other subsidiaries  have  been inactive since  inception.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions, and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation ("forward looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", or "intends" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken or achieved) are not statements of historical fact, but are "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions, or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis and the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and reference should also be made to the Company's Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2022 PREPARED AS OF SEPTEMBER 27, 2022

TABLE OF CONTENTS:

1. OVERVIEW

2. FINANCING

3. BUSINESS DEVELOPMENTS, QUARTER ENDED JULY 31, 2022

4. COMMENTARY ON CONVERTIBLE DEBENTURES

5. DISCUSSION OF OPERATING RESULTS

6. RISKS AND UNCERTAINTIES

7. GOING CONCERN

8. OTHER MATTERS

9. SUBSEQUENT EVENTS

MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2022 PREPARED AS OF SEPTEMBER 27, 2022

1. OVERVIEW

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Until August 2018, MAST was  traditionally responsible for the development of market opportunities, maintaining customer relationships and the project management of the independent engineering subcontractors that it engaged once a client project was initiated.

In 2021 and in the nine months ended July 31, 2022, the Company has had positive new developments in its business initiatives.  It has also experienced client driven delays due to the Covid-19 pandemic in terms of its commercialization strategies for the technology applications that it has been  pursuing. It continued to deal with  very tight working capital constraints and has    been successful in raising additional capital  through to the date of this report.

Our litigation  with  Steve  Van Fleet, who resigned  as  an officer  and  director of  the  Company  on  August  17, 2018 was resolved  in our  favor  in 2021 ;  claims  against  the  Company  were  dismissed  and  the  Company  was  awarded  damages  of $1.058 million in the  settlement  of this  litigation. Since October 2021, we have been receiving monthly payments from Mr. Van Fleet as part of the settlement agreement that we executed with him.

2. FINANCING

In Q3 2022 the Company secured $51,473 of financing from private placements (Q3 2021: $245,386) and received proceeds of $227,600 (Q3 2021: $83,000) from the issuance of convertible debentures (referred to interchangeably as "debentures" or "convertible loans" or "loans" throughout this document). The Company issued 10,594,028 common shares relating to the conversion by debenture holders of their debentures during Q3 2022 (Q3 2021: issued 625,000 common shares relating to conversion of debentures).

The Company's convertible debt structure is complex with 3 broad categories of such debt: (i) $CDN denominated debt with fixed conversion prices; (ii) $US denominated debt with fixed conversion prices, and (iii) $US denominated debt with variable conversion prices.  The term of the debt in each instance is typically between 4 months and 12 months.  To  date , the Company has repaid certain convertible loans at maturity when due as requested by the debenture holder or converted the debenture into common shares at the request of the debenture holder or extended the term of the debenture through negotiations with the debenture holder - in this latter case, certain terms of the loan - interest rate and/or conversion price - have, in some instances, been adjusted as part of the extension.

Under IFRS reporting, such loans require quarterly remeasurements.  The application of the remeasurement methodology is very specific. This is more fully discussed in Section 2; in summary, there are several non-cash related income and expense charges that arise from such remeasurements.  We recorded the following non-cash charges in the period ending July 31, 2022 and 2021 none of which impact the Company's cash flows:

For the 9 months ended July 31	2022	2021	Change
Accretion expense	$1,677,162	$691,087	$986,075
Loss (gain) on conversion of convertible debentures	67,505	(13,319)	80,824
Loss (gain) on revaluation of derivative liabilities	(297,743)	757,362	(1,055,105)
Loss (gain) on extinguishment of convertible debentures	14,341	42,468	(28,127)
Net expense	$1,461,265	$1,477,598	$(16,333)

3. BUSINESS DEVELOPMENTS IN 2022:

(a) Chevron:

As previously reported, successful field testing of the interwall tracer device was conducted on-site at a California-based Chevron well site in 2019.  Sample testing was conducted for a 12-month period thereafter through March 2020.

We attended the Houston- based OTC oil and gas conferences in August 2021 and in May 2022 and  have maintained a current dialogue with Chevron and with other industry participants since then.

Chevron curtailed further development activity on this project after the onset of the COVID-19 pandemic. The Company awaits Chevron's commercialization plans for this technology.

(b) Romgaz:

The COVID-19 pandemic has to date resulted in delays in the execution of our commercial activity with Romgaz.

We  have previously referenced in our  periodic MD&A commentaries  that we were awaiting initial purchase orders for the interwell tracer technology application. These discussions have been very  active during the  quarter ended  July 31, 2022  and  through to  the  date  of  this report.  The key go-forward points in these discussions, at the current date, are as follows:

(i) We are anticipating an initial purchase order for interwell tracer devices, similar to the technology that Chevron deployed in the California field trials referenced above.

(ii) Micromem will be commissioned to conduct/lead a development program to enhance and expand the analytics capabilities of the existing technology with the end goal of delivering a comprehensive analytics solution to Romgaz for its specific performance requirements in its gas  and  oil wells.

(iii) Micromem and Romgaz are pursuing discussions whereby the technology application developed in (ii)  above will be manufactured on a commercial scale in Romania.  It is expected that the technology that will be manufactured in Romania will be suitable for both oil and gas well applications.

(iv) A joint venture agreement between Micromem and Romgaz is contemplated. The working relationship between Micromem and Romgaz is expected to expand to include the development of other technology applications where Micromem has been active over the past decade.  We expect to finalize these working arrangements and move forward with these initiatives in 2022.  It is expected that Romgaz will provide the initial capital to launch this expanded working relationship.

To this end, Micromem has now completed a comprehensive business strategy and go forward plan which it has shared with Romgaz for implementation in 2022.

In anticipation of these developments with Romgaz in 2022, Micromem has  planned  for its business activity to include the following components:

(i) Continuance of its working relationship with the developer of the ARTRA 171 technology which Chevron has successfully tested in onsite testing of operating oil wells and for which we anticipate Romgaz purchase orders in 2022.

(ii) We expect to continue our dialogue with Chevron and may pursue certain licensing  opportunities relating to their proprietary technology in our continued work with Romgaz.

(iii) In mid-2021, we established a Toronto - based engineering/product development team    in cooperation with an established manufacturing and engineering group whom we expect to have a significant role in future as a strategic partner to Micromem.

(iv) In June 2021, Micromem  hired two  engineering  staff persons  through the University  of Toronto  coop  program, each for a 16 month term. The engineering staff are responsible for supporting all of Micromem's current initiatives with Chevron, Romgaz and other potential customers.  That program extended until August 31, 2022.

(v) We will plan to add additional senior management to the Micromem team in the project management, engineering and financial reporting areas of discipline. We will also look to recruit additional corporate directors to our Board.

  ( c ) Repsol S.A. ("Repsol"):

With our additional engineering staff resources in Toronto, we have begun to reconfigure the RT Lube Analyzer technology in which Repsol has previously expressed interest and for which we negotiated a letter of intent with Repsol in 2019.  While we have not had any interaction with Repsol since the onset of the Covid-19 pandemic, we expect to resume discussions with Repsol in the future.

(d) Covid 19 update:

The impact on the Company's  internal operations of the COVID-19 pandemic through to the  date  of  this  report  is discussed below; we believe have taken the appropriate steps to maintain our business and to protect our  staff to ensure their well-being:

(i) We utilized the Canada Employment Wage Subsidy program from the Canadian Federal Government to support our payroll obligations from April 2020 through October 2021 and received total subsidies of CDN $167,388 ($133,699 USD) under this program. This  program  has since  been  cancelled  by the Federal Government .

(ii) We utilized the Canadian Federal Government Small Business loan program and secured term loans totaling CDN $60,000 ($48,243 USD) which is as described in our consolidated financial statements. These term loans are interest free until December 31, 2023 and mature on December 31, 2025.  Repaying the balance of the loan on or before December 31, 2023 will result in a forgiveness of $20,000 CDN ($15,838 USD).

(iii) We utilized the Canadian Emergency Bank Account Loan program  to  support  our  office  rental expense  obligations  between  June  2020  and  September  2021 and  received  total subsidies  of CDN $38,440 ($30,703 USD) under this  program. This program has since been cancelled by the Federal Government.

(iv) Business related travel was significantly reduced after March 2020; it has resumed in the second and third quarters in fiscal 2022.

(v) Micromem's senior management team have, since 2019 and through to the  date  of  this report, continued at reduced remuneration levels.

There remains  uncertainty as to the duration of the pandemic.  If the pandemic continues for an extended period of time in 2022 and  beyond, there will  be additional repercussions to the Company's ongoing business which could be significant.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2022 PREPARED AS OF SEPTEMBER 27, 2022

4.  COMMENTARY ON CONVERTIBLE DEBENTURES:

This section of the report is intended to provide readers with additional information as to the nature of the reporting requirements, procedures, and impact of the convertible debt financings    that the Company has completed. The objective is to facilitate the reader's understanding of this complex aspect of the Company's financial statements.

(1) Overview: convertible debenture reporting

(a) We are required under IFRS reporting standards to measure the components of our convertible debt including the debt, the derivative liability, and the equity component of the face value of the debt, as appropriate, upon execution of the loan agreement with the lender.

(b) The measurement methodology that we employ is in accordance with prescribed guidelines under IFRS and International Accounting Guidelines. This methodology is either a Black Scholes pricing model or a binomial distribution measurement model, depending on which model is more suitable in each case. That determination is based on a subjective assessment by the Company.

(c) When we secure a convertible debenture from an investor, the terms, which are finalized through negotiation with the investor, will vary on a case-by-case basis with respect to the following aspects:

(i) Term (typically 2 months to 12 months).

(ii) Interest rate (typically 1 to 2% per month but, in some cases, between 5% - 10% per annum; in yet  one  other case,  the interest  rate  is  2%  per annum).

(iii) Conversion price which may be fixed at initiation date or fixed after six months based on a formulaic calculation, denominated in either Canadian dollars or U.S. dollars, the latter being the functional currency of the Company and its subsidiaries.

(iv) The option for the Company to prepay the loan during the entire term of the loan or within an initial period of the term of the loan (typically up to 6 months).

(d) At the maturity date of the debenture, the debenture holder may agree to extend the term of the loan for an additional period of time, either on the same basic terms as already exist or on renegotiated terms.

(2) Accounting measurements and periodic reporting of convertible debentures:

(a) To the extent that there is a derivative liability that arises in the initial measurement (1(b) above), we are required to revalue the derivative liability at each quarter end using prescribed Black Scholes or binomial methodology. Then, on a quarterly basis, we are required to report this gain or loss on the revaluation in our quarterly consolidated statements of income.

(b) To the extent that the face value of the loan - which is due at the maturity date - is greater than the amount that is assigned to the loan component of the total amount at inception of the loan (1(a) above), then this difference must be accreted over the term of the loan.  Typically, the loan term is from 2 months to 12 months.  Thus, over the term of the loan, we are required to report this accretion amount as an expense in our quarterly consolidated statements of income.

(c) To the extent that a loan is converted into common shares by the debenture holder, we will close out the loan at that point, record remaining accretion expense up to the date of conversion, remeasure the derivative liability to nil and calculate a net gain or loss on conversion of the loan.  The net gain or loss is reported in our consolidated statements of income.

(3) Impact on financial reporting:

The realities and complexities of these prescribed accounting treatments give rise to complicated disclosures in our financial statements and footnotes:

(a) We report substantial accretion expense in our periodic financial statements.

(b) Over time, barring significant volatility in the share price, we generally report a gain on the settlement of the derivative liabilities. However, the quarterly revaluations of the derivative liabilities can result in significant quarterly fluctuations.

(c) The calculated effective interest rate on debt can be substantial. To illustrate,(for example) if the reported fair value of the debt is a small fraction of the face value at inception and it must be accreted to face value over the term (for example 2 months), then the effective rate of interest can be very high, representing the rate that would be required  to step up the  reported value to the face value in the short period of the term of the loan.

It is essential, when reviewing our periodic consolidated financial statements, to bear in mind the following:

a) Accretion expense is a non- cash item.

b) Gain or loss  on revaluation of derivatives in a non -cash item.

c) Gain or loss  on extinguishment of debentures  is a non -cash item.

d) Gain or loss  on conversion of debentures to common shares is a non -cash item.

The total non-cash expense (income) relating to items (a) - (d) above reported in the quarter ended July 31, 2022 was $916,911; quarter ended July 31, 2021: ($2,268,814).

(4) Additional Comments:

The Company notes the following:

a) We have had to resort to convertible debentures financing as a primary means of securing financing over the past several years in order to continue our operations.

b) The actual interest expense on our convertible debentures which is interest paid to the debenture holders, is at a coupon rate ranging between 1% and 2% per month (in one case  at a rate of 2% per annum). The effective rate referenced above is an accounting measurement metric, not a payable obligation.

c) The use of convertible debentures has served to increase our outstanding number of shares over the past few years. In the quarter ended July 31, 2022, the Company issued 10,594,028 common shares in settlement of debentures which were converted to common shares by the debenture holders (year ended October 31, 2021; 15,611,852 shares issued; quarter ended July 31, 2021: 1,289,506 shares issued).

d) The total actual amount that the Company reports as outstanding for debentures at July 31, 2022 is $3,793,163 consisting of $2,311,829 of principal and $899,964 of accrued  interest.

e) At July 31, 2022 we report a total of 459,085,461 common shares outstanding (October 31, 2021: 435,737,734 common shares; July 31, 2021: 429,835,935 common shares).

The Company plans to deemphasize or eliminate this complex and expensive source of financing in future as it develops and grows its business and is better able to secure more conventional, lower cost financing.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FISCAL THREE MONTHS ENDED JULY 31, 2022 PREPARED AS OF SEPTEMBER 27, 2022

5.  DISCUSSION OF OPERATING RESULTS:

(a)  Financial Position as at July 31, 2022:

	July 31, 2022	October 31, 2021
	(US $000)	(US $000)

Assets:
Cash	69	171
Prepaid expenses and other receivables	24	24
	93	195

Property and equipment, net	5	26
Patents, net	-	4
	98	225
Liabilities:
Accounts payable and accrued liabilities	359	384
Current lease liability	-	25
Convertible debentures	3,528	2,452
Derivative liability	1,628	787
	5,515	3,648

Long-term lease liability	46	-
Long-term lease loan	-	49
	5,561	3,697
Shareholders' Equity:
Share capital	87,518	86,816
Contributed surplus	28,209	28,197
Equity component of bridge loans	14	14
Deficit	(121,204)	(118,499)
	(5,463)	(3,472)
	98	225

Commentary:

1.	The Company's working capital deficiency is $5,421,607 on July 31, 2022 (at October 31, 2021: deficiency of $3,452,924).

2

In 2019, the Company evaluated its patent portfolio and its go forward strategy for its intellectual property portfolio. It decided that it would suspend its provisional patent filings in jurisdictions outside the United States where it has been issued several patents.

For financial reporting purposes the Company reflects an amortized value of $nil as its patent assets at July 31, 2022. The Company believes that its patents remain as an asset to be exploited in future through the pursuit of licensing agreements with potential strategic partners.

3.

The Company continued to secure additional financing in 2022 through convertible bridge loans. Given the terms of the debentures, the Company has measured, as appropriate, the prescribed accounting treatment for these loans and the related derivatives.  These loans were typically of a short-term nature and, in many cases, renewed on multiple occasions; the related financial reporting has become progressively more complex .Refer to Section 4 of this report for additional commentary.

The balance reported as convertible loans at July 31, 2022, is $3,528,052 (at October 31, 2021: $2,452,402) and the related derivative liability balance is $1,627,235 (at October 31,2021: $787,081).

The Company reports  the  following  charges  to the  consolidated  statements of income:

a) accretion expense on these debentures of $422,219 for the quarter ended July 31, 2022 (quarter ended July 31, 2021: $124,432).

b) a gain on the conversion of bridge loans to share capital of $266,391 for the quarter ended July 31, 2022 (for the quarter ended July 31, 2021: gain of $41,603).

c) a loss on the revaluation of the derivative liabilities of $791,725 for the quarter ended July 31, 2022 (a gain on revaluation of $2,350,755 for the quarter ended July 31, 2021).

d) a gain on extinguishment of convertible debentures of $30,642 for the quarter ended July 31, 2022 (a gain of $888 for the quarter ended July 31, 2021).

Management generally employs a Black Scholes valuation model although, for certain of the loan transactions contracted for, it uses a binomial measurement model.

Management acknowledges that the cost of financing to the Company is significant; interest on the convertible  debentures  is substantial. We reported interest expense of $124,270 for the quarter ended July 31, 2022; interest expense of $113,763 for  the quarter ended  July 31, 2021.

4.	The Company secured funding from various sources, the significant components include:

	3 months ended	12 months ended	3 months ended
	July 31, 2022	October 31, 2021	July 31, 2021

Private placements	$51,473	$840,567	$245,386
Bridge loan financing	227,600	510,000	83,000

	$279,073	$1,350,567	$328,386

5. Operating Results:

The following table summarizes the Company's operating results for the three months ended July 31, 2022, and 2021:

Discussion of operating Results
Quarter ended July 31,
	2022 ($000)	2021 ($000)
Administration	45	31
Professional fees and salaries	178	124
Stock-based compensation	-	-
Travel and entertainment	22	4
Recovery on settlement of AP balances	-	(167)
Amortization of property and equipment	7	7
Amortization of patents	-	2
Foreign exchange (gain) loss	125	2
Accretion expense	422	124
Interest expense convertible debt	124	114
Other financing costs	3	49
Loss (gain) on revaluation of derivatives liabilities	792	(2,350)
Loss (gain) on conversion of convertible debentures	(266)	(42)
Loss (gain) on extinguishment of convertible debentures	(31)	(1)
Net expenses (income)	1,421	2,130
Net comprehensive (income) loss	1,421	2,130
Income (loss per share)	-	(0.01)

Quarter ended July 31, 2022 compared to Quarter ended July 31, 2021

a) Administration costs were $44,816 versus $31,506 in 2021.  These costs include rent and occupancy cost, investor relations, listings and filing fees and other general and administrative expenses.

b) Professional and other fees and salaries costs were $178,173 in 2022 versus $124,118 in 2021. The components of these total costs include legal and audit related expenses of $27,975 (2021: $38,461), consulting fees of $58,037 (2021: $30,380), staff salaries and benefits of $92,161 (2021: $50,822; in 2021 the Company received wage subsidies  from the  Federal  Government  which  were  eliminated  in 2022; additionally, the  Company  hired  2  engineering  coop  students  commencing  in June , 2021).

The CFO has received $12,432 of management fees in 2022 (2021: $7,149). The CEO of the Company has received $28,894 of cash compensation in 2022 (2021: $26,590).  These charges are included in the consulting fees reported above.

c) Travel and entertainment expenses were $21,788 in 2022 (2021: $4,220). We reduced travel expenses in 2021 as part of a broader effort to reduce the Company's operating expenses and due to Covid-related travel restrictions imposed since March 2020.  We have resumed business related travel in 2022.

d) Interest expense was $124,270 in 2022 versus $113,763 in 2021. This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

e) Amortization expense was $7,185 in 2022 relating to Capital Assets versus $8,911 in 2021 (consisting of $2,000 relating to patents and $6,911 relating to Capital Assets).

f) The loss on foreign exchange reported in 2022 was $125,218 versus a loss of $1,399 in  2021.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the US dollar was $0.7726 at July 31, 2022, $0.7956 at October 31,2021, $0.7981 at July 31, 2021.

g) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

For the 9 months ended July 31	2022	2021	Change
Accretion expense	$1,677,162	$691,087	$986,075
Loss (gain) on conversion of convertible debentures	67,505	(13,319)	80,824
Loss (gain) on revaluation of derivative liabilities	(297,743)	757,362	(1,055,105)
Loss (gain) on extinguishment of convertible debentures	14,341	42,468	(28,127)
Net expense	$1,461,265	$1,477,598	$(16,333)

C. Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Revenues $	Expenses $	Income (loss) in period $	Loss per share $
October 31, 2020	-	356,170	(356,170)
January 31,2021	-	1,220,301	(1,220,301)	-
April 30,2021	-	3,154,574	(3,154,574)	-
July 31,2021	-	(2,102,701)	2,102,701
October 31,2021	-	(1,259,196)	1,259,196	-
January 31,2022	-	1,392,843	(1,392,843)	-
April 30, 2022	-	(107,839)	107,839	-
July 31, 2022	-	(1,421,173)	(1,421,173)	-

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Shareholders' equity (deficit)
October 31, 2020	(4,202,571)	49,249	11,877	278,026	(4,187,342)
January 31, 2021	(4,694,513)	42,364	9,877	124,318	(4,698,923)
April 30, 2021	(7,214,669)	38,170	7,877	253,940	(7,318,323)
July 31, 2021	(4,876,595)	31,283	5,877	223,528	(4,887,324)
October 31, 2021	(3,452,924)	26,012	3,877	225,293	(3,471,278)
January 31, 2022	(4,341,708)	18,816	1,877	148,789	(4,368,574)
April 30, 2022	(3,939,361)	11,630	-	93,372	(3,790,399)
July 31, 2022	(5,421,607)	4,445	-	97,504	(5,463,523)

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2022 PREPARED AS OF SEPTEMBER 27, 2022

6.  RISKS AND UNCERTAINTIES

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered speculative due to the nature of the Company's activities and its current stage of development.

Stage of Development of Technology:

The Company has made strides in advancing its technology and in developing a product portfolio and in engaging customers in joint development projects. There remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers' Willingness to Purchase:

We have previously  entered into joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We expect to be successful in commercializing  our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has previously  committed  time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. Commencing  in  2019, it decided to abandon certain provisional patent filings in international jurisdictions which it believes does not impact on the core patent technology that the Company maintains.  Given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and has traditionally relied heavily on its patent attorneys for these services.

Financing:

The Company has successfully raised funding on  a quarterly  basis  to continue to support its development initiatives and fund the Company's corporate structure and overheads. The Company must continue to source financing in order to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company would encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. It has raised financing in both $CDN and $USD. The Company has not hedged its foreign currency exposure.  Foreign currency fluctuations present an ongoing risk to the business.

COVID-19 Pandemic:

The impact on the Company of the COVID-19 pandemic, during the 2021 and 2022 fiscal years has been outlined earlier in this report, including the steps that management has taken in an attempt to maintain our operations.  There remains uncertainty as to the duration of the pandemic.  If the pandemic continues for an extended period of time in 2022 and beyond, there will be repercussions to the Company's ongoing business which could be significant.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2022 PREPARED AS OF SEPTEMBER 27, 2022

7.  GOING CONCERN

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern for a reasonable period of time in future.  During the three months ended July 31, 2022, the Company reported a net loss and comprehensive loss of $1,421,173 (2021: income of $2,102,701) and negative cash flow from operations of $872,179 (2021: $606,028).  The Company's working capital deficiency as at July 31, 2022 is $5,421,607 (October 31,2021: $3,452,924).

The Company's future success depends on the profitable commercialization of its proprietary  sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2022 and beyond; however, the ability of the Company to continue as a going concern is dependent on its ability to secure additional financing and/or to profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

The COVID 19 pandemic has had a significant impact of the Company's operations since  March,  2020 as discussed in the body of this MD&A document.  There remains uncertainty at this date as to the duration of the pandemic.  If the pandemic continues for an extended period of time in 2022 and beyond, there will be additional repercussions to the Company's ongoing business which could be significant.

If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2022 PREPARED AS OF SEPTEMBER 27, 2022

8.  OTHER MATTERS

(a)  Critical Accounting Policies

The accounting policies the Company believes are critical to the financial reporting process include foreign currency translation, financial instruments, compound and hybrid financial instruments, derivative liabilities, conversion features of bridge loans, patents, impairment of long-lived  assets, patents, deferred development costs, revenue recognition, stock-based compensation, and income taxes.  These critical accounting policies are set forth in Note 4 to our audited consolidated financial statements as of October 31, 2021; there have been no changes to our critical accounting policies on a year to date basis through July 31, 2022.

(b)  Legal  matters: lawsuit vs Steven Van Fleet

We have previously reported on the litigation matter relating to Mr. Van Fleet, the former President of MAST, which commenced in 2018. Ultimately, after all legal and court proceedings, on June 16th, 2021 the court ordered that Micromem and MAST had established damages of $765,579.35, the full amount that  had  been requested . Additionally , the court awarded  costs  and  statutory  prejudgement  interest  from May 9, 2017. On June 29th, the court entered a judgement ("Judgement") in favor of  Micromem  and  MAST and  against  Mr  Van Fleet  in the  amount of $1,051,739.83.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

(c) Contingencies and Commitments

The Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. There are no such accruals reflected in the Company's accounts at July 31, 2022.

The Company's lease for its office premises expired on July 31, 2022.  (See section 9 - Subsequent Events).

(d) Off-Balance Sheet Arrangements

At July 31, 2022, the Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

(e)  Share Capital

At July 31, 2022, the Company reports 459,085,461 common shares outstanding (October 31, 2021: 435,737,734; July 31, 2021: 429,835,935). Additionally, the Company has 10,725,000 stock options outstanding with a weighted average exercise price of $0.06 per share (October 31, 2021: 11,700,000 options outstanding with  a weighted  average exercise  price  of $0.06 per share; July 31, 2021: 8,700,000 options outstanding with a weighted average exercise price of $0.06 per share).

(f)  Management and Board of Directors

At our most recent Annual Meeting of Shareholders held on September 8, 2020, Joseph Fuda, Oliver Nepomuceno, and Alex Dey were re-elected to serve on our Board of Directors. Joseph Fuda and Dan Amadori continue to serve as officers of the Company.

Our management team and directors, along with their Q3 quarterly remuneration, is presented as below:

	2022 remuneration
Individual	Position	Cash	Options	Total
Joseph Fuda	President, Director	28,884	-	28,884
Oliver Nepomuceno	Director	-	-	-
Alex Dey	Director	-	-	-
Dan Amadori	CFO	12,432	-	12,432
Total		41,316	-	41,316

	2021 remuneration
Individual	Position	Cash	Options	Total
Joseph Fuda	President, Director	11,292	51,332	62,624
Oliver Nepomuceno	Director	-	17,110	17,110
Alex Dey	Director	-	17,110	17,110
Dan Amadori	CFO	4,006	51,332	55,338
Total		15,298	136,884	152,182

(g)  Transactions with Related Parties

The Company reports the following related party transactions:

Key management compensation:

Key management personnel are persons responsible for planning, directing, and controlling activities of the Company, including officers and directors. Quarterly compensation paid or payable to these individuals  is summarized as above.

Trade payables and other liabilities:

As at July 31, 2022, there were no balances reported as trade payables and other liabilities due to related parties. As at July 31, 2021, the Company reversed $167,215 in statue-barred trade payables owing to a company whose major shareholder was a director of the Company from February 2014 through September 2020 and who has also previously served as its Chief Technology Officer.

(h) Liquidity and Capital Resources

Liquidity:

We currently report negative cash flow from operations. This result will only change once we are generating sufficient revenue from either license fees, royalties or the sale of products utilizing our technology. In 2021 and through to the  date  of this  report, the Company has  continued to raise additional financing.

We currently have no lines of credit in place. We must continue to obtain financing from investors or from clients in support of our development projects.

We have granted to our directors, officers, and employee's options to purchase shares at prices that are at or above market price on the date of grant. At July 31, 2022, there are 10,725,000 stock options outstanding at an average exercise price of $0.06 per share.

Capital Resources:   We have no commitments for capital expenditures as of July 31, 2022.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2022 PREPARED AS OF SEPTEMBER 27, 2022

9. SUBSEQUENT EVENTS

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Subsequent to July 31, 2022:

a) The Company extended convertible debentures that were within 3 months of maturity date from July 31, 2022 for an additional six (6) months.

b) The Company secured $239,100 USD in convertible debentures with a 12 month term and conversion features which become effective six months after initiation date.

c) The Company converted $84,000 USD of convertible debentures through the issuance of 1,852,757 common shares.

d) The Company signed a new three year lease on May 26, 2022 for its Toronto office, effective August 1st, 2022.  The monthly rent under the new lease will be $4,455 CDN ($3,475 USD).

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